80
3-22-04

VF 3-12-04

04003809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53067

SEC MAIL PROCESSING RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THREE RIVERS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Pucci (212)803-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Pucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Rivers Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 2007

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Three Rivers Securities LLC

(A Development Stage Entity)

Statement of Financial Condition
December 31, 2003

Three Rivers Securities LLC
(A Development Stage Entity)
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Managers and Member
of Three Rivers Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Three Rivers Securities LLC (a development stage entity) (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2004

Three Rivers Securities LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 140,112,004
Furniture and equipment, net of $87,448 accumulated depreciation	173,085
Computer software, net of $66,440 accumulated amortization	78,270
Other assets	157,113
Total assets	$ 140,520,472
Liabilities and Member's Equity	
Accrued expenses	$ 100,000
Total liabilities	100,000
Member's Equity	
Member interest	145,711,488
Deficit accumulated during development stage	(5,291,016)
Total member's equity	140,420,472
Total liabilities and member's equity	$ 140,520,472

The accompanying notes are an integral part of this statement of financial condition.

Three Rivers Securities LLC
(A Development Stage Entity)
Notes to Statement of Financial Condition

1. Organization and Basis of Presentation

Three Rivers Securities LLC ("TRS" or the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

During 2002, the Company's common units were owned by BSCS VIII, Inc., a Delaware Corporation and the preferred units were owned 83% by PNC Capital Markets, Inc. ("PNCCM"), a Pennsylvania corporation and 17% by Capital Markets Engineering & Trading LLC ("CMET LLC"), a limited liability company established in the State of Delaware. In 2003, in connection with the Settlement Agreement (Note 7), PNCCM's preferred units were transferred to CMET LLC, and on December 15, 2003, CMET LLC owned 100% of the Company's outstanding preferred units.

On December 16, 2003, TRS cancelled its outstanding common and preferred units (Note 4) in exchange for $10,000 and $570,000, respectively, and received $140,000,000 in capital contributions from Three Rivers Securities Funding LLC ("TRSF" or the "Parent"), an affiliate of CMET LLC, both of which are wholly-owned subsidiaries of CMET Finance Holdings Inc ("CMET Finance").

TRS is in the development stage. To date, substantially all of its efforts have been associated with the structuring of its Repo Program and capital formation. As of December 31, 2003, TRS has not commenced its Repo Program.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, and commercial paper, which are being held in accounts at one major U.S. financial institution. As of December 31, 2003, the Company holds commercial paper investments with seven separate counterparties with maturity amounts of $20,000,000 each.

Depreciation and amortization
Furniture, equipment and computer software are carried at cost and are being depreciated on a straight-line basis over their estimated useful lives. The estimated useful life of furniture and equipment is 7 years, and the estimated useful life of computer software is 5 years. The depreciation period starts when the assets are placed into service.

Income taxes
The Company is not subject to federal, state or local income taxes. Such taxes are the responsibility of the member. However, certain aspects of the Company are subject to New York City unincorporated business tax.

3. Software Developed for Internal Use

The Company has adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs and are included in the statement of financial condition. Amortization began when the computer software was ready for its intended use.

4. Member's Equity

Prior to December 16, 2003, CMET LLC advanced an additional $160,000 to TRS and converted its total advance balance of $697,000 into additional preferred units of the Company. Subsequent to this conversion, but prior to December 16, 2003, CMET LLC invested an additional $1,843,000 into the Company for 184 preferred units.

In March 2003, trade payables totaling $1,590,000 that were previously owed by the Company were released and assumed by CMET LLC in accordance with agreements entered into with those parties. The Company recorded an equity contribution by CMET LLC for this amount.

On December 16, 2003, the Company cancelled all previously issued and outstanding common and preferred units in exchange of payments in the amounts of $10,000 and $570,000 ($353,580 paid by the Company and $216,420 paid by CMET Finance), respectively, with the common and preferred cancelled in full. The Company did not declare or paid dividends to the common or preferred unit holders since inception.

On December 16, 2003, the Company issued a Member Interest to TRSF and received capital contributions totaling $140,000,000. In addition, the parent of TRSF paid certain expenses and other liabilities of the Company, which have been recorded as a capital contribution by the member.

5. Program Agreement

The Company, TRSF, CMET LLC and other third parties have entered into a Program Agreement dated December 16, 2003 (the "Program Agreement") which details the business arrangement related to the Company's planned Repo Program.

In accordance with the Program Agreement, upon commencement of the Program, the Company is required to make quarterly distributions to TRSF based upon (i) a return on certain obligations of TRSF (ii) certain expenses of TRSF and (iii) the Program Cash Flow, as defined in the Program Agreement of the Company.

The Company is required to pay to the Program Administrator an administrative fee which shall accrue at a per annum rate equal to 1.1539% on the daily average of the aggregate outstanding principal amount of the TRSF Senior and Junior notes. Under the terms of the Program Agreement, CMET LLC is the initial Program Administrator.

6. Commitments and Contingent Liabilities

Software Provider

The Company has entered into an agreement with a third party software vendor (the "Software Provider") to provide certain software and related maintenance services to operate TRS's planned trading operation for matched book repurchase and reverse repurchase transactions trading. The initial term of the agreement provides for TRS to pay a total lease fee of $1,800,000 payable in 36 monthly payments of $50,000 commencing on the date of final acceptance of the program. As of December 31, 2003, final acceptance of the program has not occurred. In accordance with the agreement, TRS prepaid $150,000 to the Software Provider representing the last three monthly payments of the initial term and such amount is included in other assets on the accompanying statement of financial position.

Services Agreement

In March 2003, the Company entered into an agreement with a third party program servicer (the "Program Servicer Agreement") to provide various accounting, investment, compliance, and operating functions. The Program Servicer Agreement calls for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Program Servicer Agreement.

The annual total minimum payment will be $960,000 for the initial contract year and $1,200,000 for subsequent contract years. Subject to the early termination of the Program Servicer Agreement in accordance with the provisions thereof, the initial term of the Program Servicer Agreement is five years with additional renewal terms of four years. At least two years and six months before the end of the initial term or any renewal term, either the Company or the program servicer may elect to terminate the term of the agreement at the end of such initial or renewal term.

Operating Lease

In 2003, the Company entered into non-cancelable operating lease for its office space and securities market data and related equipment. Future minimum payments under these operating leases are as follows:

2004	$73,956
2005	57,476
2006	42,672
2007	42,672
2008	42,672
Thereafter	71,120
	$330,568

7. Settlement and Escrow Agreement

On September 30, 2002, the Company entered into a settlement agreement with PNCCM and CMET LLC (the "Settlement Agreement") to allow PNCCM to discontinue its involvement with the Company. Subject to the approval of the NASD, the provisions of the Settlement Agreement required PNCCM to transfer ownership of its preferred units to CMET LLC and to forgive its $300,000 principal amount of subordinated borrowings, plus any accrued interest, made to the Company. In April 2003, the NASD approved the transfer of ownership from PNCCM to CMET LLC.

8. Related Parties

Certain services, including administrative, data center set-up and maintenance and other services are provided to the Company by affiliated companies.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. The accompanying statement of financial condition has been prepared from the separate records maintained by the Company, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if the Company had been operated as an unaffiliated entity.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company reported net capital of $140,012,004, which is $139,762,004 above its required net capital of $ 250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2003, the Company was not required to and did not hold any customer money or securities.